Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2011 Results

BEIJING, China, February 16, 2012 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20111.

Fourth Quarter and Fiscal Year 2011 Highlights

•	Total revenues in the fourth quarter of 2011 were RMB4.474 billion ($710.9 million), an 82.5% increase from the corresponding period in 2010.

•	Total revenues in fiscal year 2011 were RMB14.501 billion ($2.304 billion), an 83.2% increase from 2010.

•	Operating profit in the fourth quarter of 2011 was RMB2.297 billion ($365.0 million), an 80.2% increase from the corresponding period in 2010.

•	Operating profit in fiscal year 2011 was RMB7.577 billion ($1.204 billion), a 91.4% increase from 2010.

•

Net income attributable to Baidu in the fourth quarter of 2011 was RMB2.054 billion ($326.3 million), a 76.9% increase from the corresponding period in 2010. Diluted earnings attributable to Baidu per ADS[2] for the fourth quarter of 2011 was RMB5.87 ($0.93); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2011 was RMB6.01 ($0.95).

•

Net income attributable to Baidu in fiscal year 2011 was RMB6.639 billion ($1.055 billion), an 88.3% increase from 2010. Diluted earnings attributable to Baidu per ADS for fiscal year 2011 was RMB18.99 ($3.02); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for fiscal year 2011 was RMB19.42 ($3.09).

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2939 to US$1.00, the effective noon buying rate as of December 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) Class A ordinary share to ten (10) ADSs for one (1) Class A ordinary share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

“I’m pleased to report that we closed the year with solid financial results as strong execution allowed us to benefit from exceptional market opportunities,” said Robin Li, chairman and chief executive officer of Baidu. “Over the course of 2011, we made great progress on the Baidu Open Data and Open Application platforms, executed effectively on our landing page strategy, and rolled out several new initiatives, including our personalized homepage and the Baidu Yi mobile platform.”

Mr. Li continued, “In 2012, we will continue to innovate and to solidify Baidu’s central position in China’s Internet ecosystem.”

Jennifer Li, Baidu’s chief financial officer, commented, “Driven by strong top line growth, Baidu enjoyed great margins in 2011, as we continued to aggressively invest in infrastructure and talent. Looking ahead, we will continue to focus on driving top line growth and invest at a robust pace to develop and capture long term market opportunities.”

Fourth Quarter 2011 Results

Baidu reported total revenues of RMB4.474 billion ($710.9 million) for the fourth quarter of 2011, representing an 82.5% increase from the corresponding period in 2010.

Online marketing revenues for the fourth quarter of 2011 were RMB4.467 billion ($709.7 million), representing an 82.3% increase from the corresponding period in 2010. Baidu had about 311,000 active online marketing customers in the fourth quarter of 2011, representing a 12.7% increase from the corresponding period in 2010 and a 2.3% increase from the previous quarter. Revenue per online marketing customer for the fourth quarter 2011 was approximately RMB14,400 ($2,288), a 61.8% increase from the corresponding period in 2010 and a 5.1% increase from the previous quarter.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB353.8 million ($56.2 million), representing 7.9% of total revenues, as compared to 8.1% in the corresponding period in 2010 and 8.0% in the third quarter of 2011.

Bandwidth costs as a component of cost of revenues were RMB192.2 million ($30.5 million), representing 4.3% of total revenues, compared to 4.0% in the corresponding period in 2010. Depreciation costs as a component of cost of revenues were RMB214.9 million ($34.1 million), representing 4.8% of total revenues, compared to 4.0% in the corresponding period in 2010. These increases were mainly due to an increase in network infrastructure capacity.

Selling, general and administrative expenses were RMB522.4 million ($83.0 million), representing an increase of 66.8% from the corresponding period in 2010, mainly due to an increase in personnel-related expenses and marketing expenses.

Research and development expenses were RMB413.8 million ($65.7 million), a 78.4% increase from the corresponding period in 2010. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB46.6 million ($7.4 million) in the fourth quarter of 2011, compared to RMB39.4 million in the previous quarter and RMB28.2 million in the corresponding period in 2010.

Operating profit was RMB2.297 billion ($365.0 million), representing an 80.2% increase from the corresponding period in 2010. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.344 billion ($372.4 million), a 79.9% increase from the corresponding period in 2010.

Income tax expense was RMB404.5 million ($64.3 million), compared to an income tax expense of RMB159.6 million in the corresponding period in 2010. The effective tax rate for the fourth quarter of 2011 was 16.5% as compared to 12.1% for the corresponding period in 2010. The year-on-year increase in the effective tax rate was due to the expiration of preferential tax treatments for some of Baidu’s PRC subsidiaries.

Net income attributable to Baidu was RMB2.054 billion ($326.3 million), representing a 76.9% increase from the corresponding period in 2010. Basic and diluted earnings attributable to Baidu per ADS for the fourth quarter of 2011 amounted to RMB5.88 ($0.93) and RMB5.87 ($0.93), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.100 billion ($333.7 million), a 76.7% increase from the corresponding period in 2010. Basic and diluted earnings attributable to Baidu per ADS excluding share based compensation expense (non-GAAP) for the fourth quarter of 2011 amounted to RMB6.02 ($0.96) and RMB6.01 ($0.95), respectively.

As of December 31, 2011, Baidu had cash, cash equivalents and short-term investments of RMB14.179 billion ($2.253 billion). Net operating cash inflow and capital expenditures for the fourth quarter of 2011 were RMB3.358 billion ($533.5 million) and RMB501.8 million ($79.7 million), respectively.

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB2.640 billion ($419.4 million) for the fourth quarter of 2011, representing an 83.9% increase from the corresponding period in 2010.

Fiscal Year 2011 Results

Total revenues in 2011 were RMB14.501 billion ($2.304 billion), representing an 83.2% increase from 2010.

Online marketing revenues in 2011 were RMB14.490 billion ($2.302 billion), representing an 83.1% increase from 2010. The growth was driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had about 488,000 active online marketing customers in 2011, representing an 18.4% increase from 2010. Revenue per online marketing customer for 2011 was RMB29,700 ($4,719), an increase of 54.7% from 2010.

Traffic acquisition costs in 2011 were RMB1.156 billion ($183.6 million), representing 8.0% of total revenues, compared to 9.6% in 2010. The decrease in TAC as a percentage of total revenues reflects the continued impact of the Company’s traffic optimization efforts from previous years.

Bandwidth costs as a component of cost of revenues were RMB626.4 million ($99.5 million), representing 4.3% of total revenues, compared to 3.9% in 2010. Depreciation costs as a component of cost of revenues were RMB657.8 million ($104.5 million), representing 4.5% of total revenues, compared to 4.2% in 2010. These increases were mainly due to an increase in network infrastructure capacity.

Selling, general and administrative expenses in 2011 were RMB1.693 billion ($269.0 million), representing an increase of 55.4% from the previous year, mainly due to an increase in personnel-related expenses and marketing expenses.

Research and development expenses totaled RMB1.334 billion ($212.0 million) in 2011, representing an 85.8% increase from 2010, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB152.0 million ($24.2 million) in 2011, compared to RMB93.7 million in 2010.

Operating profit in 2011 was RMB7.577 billion ($1.204 billion), a 91.4% increase from 2010. Operating profit excluding share-based compensation expenses (non-GAAP) in 2011 was RMB7.729 billion ($1.228 billion), representing a 90.7% increase from 2010.

Loss from equity method accounting in 2011 was RMB179.4 million ($28.5 million), representing an increase of RMB170.4 million ($27.1 million) compared to 2010. This increase was mainly attributable to Baidu’s cash investment in iQiyi.

Income tax expense was RMB1.189 billion ($188.9 million), compared to an income tax expense of RMB536.0 million in 2010. The effective tax rate for 2011 was 15.2% as compared to 13.2% in 2010. The year-on-year increase in the effective tax rate was mainly due to the expiration of preferential tax treatments for some of Baidu’s PRC subsidiaries.

Net income attributable to Baidu in 2011 was RMB6.639 billion ($1.055 billion), representing an 88.3% increase from 2010. Basic and diluted earnings attributable to Baidu per ADS for 2011 amounted to RMB19.03 ($3.02) and RMB18.99 ($3.02), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) in 2011 was RMB6.791 billion ($1.079 billion), reflecting an 87.6% increase from 2010. Basic and diluted earnings attributed to Baidu per ADS excluding share-based compensation expenses (non-GAAP) in 2011 were RMB19.46 ($3.09) and RMB19.42 ($3.09), respectively.

Full year net operating cash inflow and capital expenditures were RMB 8.179 billion ($1.299 billion) and RMB1.762 billion ($280.0 million), respectively.

Adjusted EBITDA (non-GAAP) was RMB 8.614 billion ($1.369 billion) in 2011, representing a 91.4% increase from 2010.

Outlook for First Quarter 2012

Baidu currently expects to generate total revenues in an amount ranging from RMB4.195 billion ($666.5 million) to RMB4.330 billion ($688.0 million) for the first quarter of 2012, representing a 72.2% to 77.7% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on February 16, 2012 U.S. Eastern Time (9:00 AM on February 17, 2012 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
US:	+1-718-354-1231
UK:	0808-234-6646
Hong Kong:	+852-2475-0994

Passcode for all regions: 48685775

A replay of the conference call may be accessed by phone at the following number until February 23, 2012:

International: +61-2-8235-5000

Passcode: 48685775

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, ten of which represent one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2012 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. Baidu believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: 86-10-5992-7244

ir@baidu.com

Cynthia He

Brunswick Group (Beijing)

Tel: 86-10-6566-2256

che@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: czheng@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31	December 31
(in RMB thousands)	2011	2010
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	4,127,482	7,781,976
Restricted cash	483,387	38,278
Short-term investments	10,051,578	376,492
Accounts receivable, net	599,558	296,900
Other assets, current	315,012	103,654
Due from related parties, current	149,728	98,660
Deferred tax assets, net	121,411	86,487

Total current assets	15,848,156	8,782,447

Non-current assets:
Fixed assets, net	2,744,241	1,622,412
Intangible assets, net	928,511	115,798
Goodwill	2,419,542	63,686
Long-term investments, net	734,360	287,968
Deferred tax assets, net	52,125	30,843
Due from related parties, noncurrent	100,000	—
Other assets, non-current	513,606	145,285

Total non-current assets	7,492,385	2,265,992

TOTAL ASSETS	23,340,541	11,048,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities, current	2,522,645	1,317,771
Customer advances and deposits, current	1,573,967	1,029,344
Deferred revenue	62,705	109,032
Deferred income	34,779	—
Short-term Borrowings	148,678	—
Long-term loan, current	46,000	—
Capital lease obligation, Current	17,773	—
Due to related parties, current	—	95,700

Total current liabilities	4,406,547	2,551,847

Non-current liabilities:
Deferred Income	19,942	5,000
Loans payable, noncurrent	2,277,925	86,000
Due to Related Parties, noncurrent	148,873	—
Deferred tax liability, non-current	131,629	—
Capital lease obligation, Non-current	30,112	—

Total non-current liabilities	2,608,481	91,000

Total liabilities	7,015,028	2,642,847

Redeemable noncontrolling interest	935,978	—

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 27,045,340 shares and 27,111,117 shares issued and outstanding as at December 31, 2010 and December 31, 2011	12	12
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 7,804,332 shares and 7,803,000 shares issued and outstanding as at December 31, 2010 and December 31, 2011	3	3
Additional paid-in capital	1,769,967	1,557,258
Accumulated other comprehensive loss	(82,600)	(117,378)
Retained earnings	13,604,334	6,965,697

Total Baidu, Inc. Shareholders’ Equity	15,291,716	8,405,592
Noncontrolling Interest	97,819	—
Total shareholders’ equity	15,389,535	8,405,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,340,541	11,048,439

Baidu, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended			Twelve Months Ended
	December 31,	December 31,	September 30,	December 31,	December 31,
(in RMB thousands except for share, per share information)	2011	2010	2011	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	4,466,664	2,450,494	4,173,869	14,489,767	7,912,869
Other services	7,429	411	1,596	11,019	2,205

Total revenues	4,474,093	2,450,905	4,175,465	14,500,786	7,915,074

Operating costs and expenses:
Cost of revenues (note 1, 2)	(1,240,588)	(630,976)	(1,106,218)	(3,896,883)	(2,149,288)
Selling, general and administrative (note 2)	(522,449)	(313,221)	(460,212)	(1,692,810)	(1,088,980)
Research and development (note 2)	(413,779)	(231,906)	(382,706)	(1,334,434)	(718,038)

Total operating costs and expenses	(2,176,816)	(1,176,103)	(1,949,136)	(6,924,127)	(3,956,306)

Operating profit	2,297,277	1,274,802	2,226,329	7,576,659	3,958,768

Other income:
Interest income	133,076	23,268	97,938	335,650	67,121
Foreign exchange (loss) gain, net	2,374	30	(2,343)	(1,959)	6
Other income, net	21,044	28,828	27,457	78,237	44,233
Loss from equity method investments	(7,794)	(6,679)	(156,175)	(179,408)	(8,965)

Total other income	148,700	45,447	(33,123)	232,520	102,395

Income before income taxes	2,445,977	1,320,249	2,193,206	7,809,179	4,061,163

Income taxes	(404,492)	(159,635)	(317,568)	(1,188,861)	(535,995)

Net income	2,041,485	1,160,614	1,875,638	6,620,318	3,525,168

Less: Net Loss Attributable To NCI	(12,185)	—	(5,993)	(18,319)	—
Net Income Attributable To Baidu, Inc	2,053,670	1,160,614	1,881,631	6,638,637	3,525,168

Earnings per share for Class A and Class B ordinary shares:
Basic	58.83	33.31	53.92	190.27	101.28
Diluted	58.73	33.22	53.81	189.88	100.96

Earnings per ADS (1 Class A ordinary share=10 ADSs ):
Basic	5.88	3.33	5.39	19.03	10.13
Diluted	5.87	3.32	5.38	18.99	10.10

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,907,318	34,842,234	34,898,813	34,890,050	34,805,362
Diluted	34,966,028	34,941,976	34,967,620	34,962,831	34,917,835

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(327,624)	(160,750)	(302,855)	(1,024,858)	(504,846)
Traffic acquisition costs	(353,762)	(199,367)	(334,120)	(1,155,546)	(758,078)
Bandwidth costs	(192,230)	(99,202)	(165,710)	(626,444)	(310,540)
Depreciation costs	(214,866)	(97,997)	(176,906)	(657,845)	(331,685)
Operational costs	(149,938)	(72,047)	(124,829)	(424,663)	(237,837)
Share-based compensation expenses	(2,168)	(1,613)	(1,798)	(7,527)	(6,302)

Total cost of revenues	(1,240,588)	(630,976)	(1,106,218)	(3,896,883)	(2,149,288)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(2,168)	(1,613)	(1,798)	(7,527)	(6,302)
Selling, general and administrative	(14,113)	(9,610)	(12,718)	(50,012)	(36,811)
Research and development	(30,360)	(16,963)	(24,845)	(94,489)	(50,623)

Total share-based compensation expenses	(46,641)	(28,186)	(39,361)	(152,028)	(93,736)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2010			Three months ended September 30, 2011			Three months ended December 31, 2011			Twelve months ended December 31, 2011			Twelve months ended December 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	1,274,802	28,186	1,302,988	2,226,329	39,361	2,265,690	2,297,277	46,641	2,343,918	7,576,659	152,028	7,728,687	3,958,768	93,736	4,052,504

	Three months ended December 31, 2010			Three months ended September 30, 2011			Three months ended December 31, 2011			Twelve months ended December 31, 2011			Twelve months ended December 31, 2010
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income attributable to Baidu, Inc	1,160,614	28,186	1,188,800	1,881,631	39,361	1,920,992	2,053,670	46,641	2,100,311	6,638,637	152,028	6,790,665	3,525,168	93,736	3,618,904

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended December 31, 2010	As a % of total revenues	Three months ended September 30, 2011	As a % of total revenues	Three months ended December 31, 2011	As a % of total revenues	Twelve months ended December 31, 2011	As a % of total revenues	Twelve months ended December 31, 2010	As a % of total revenues
Net cash provided by operating activities	1,769,590	72%	1,761,126	42%	3,357,790	75%	8,178,819	56%	4,700,481	59%

Changes in assets and liabilities, net of effects of acquisitions	(448,306)	-18%	397,373	10%	(973,970)	-22%	(521,561)	-4%	(633,146)	-8%
Income taxes expenses	159,635	7%	317,568	7%	404,492	9%	1,188,861	8%	535,995	7%
Interest income and other, net	(45,447)	-2%	33,123	1%	(148,700)	-3%	(232,520)	-2%	(102,395)	-1%

Adjusted EBITDA	1,435,472	59%	2,509,190	60%	2,639,612	59%	8,613,599	58%	4,500,935	57%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.